

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2011

Kenneth A. Kelly, Jr.
Senior Vice President & Controller
McCormick & Company, Incorporated
18 Loveton Circle
Sparks, Maryland 21152

> **Re: McCormick & Company, Incorporated**
> **Form 10-K for Fiscal Year Ended November 30, 2010**
> **Filed January 27, 2011**
> **Commission File No.: 1-14920**

Dear Mr. Kelly:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended November 30, 2010

General

1.   We are aware of a September 2008 news report that because of political reasons, you have found it difficult to buy saffron from Iran and cumin from Syria. We are also aware of a December 2010 news report that you are licensed by OFAC to sell certain of your products to Iran, and that the Iranian companies that you list on your OFAC application as end purchasers are connected to entities prohibited by OFAC. Iran and Syria are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding any contacts with the referenced countries. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran and Syria, whether through subsidiaries, brokers, wholesalers, distributors, resellers, retailers, or other direct or indirect arrangements. Your response should describe any goods that you have purchased from, or provided into, Iran and Syria, directly or indirectly, and any

agreements, commercial arrangements, or other contacts you have had with the governments of those countries, entities controlled by those governments, or any entities of those countries that are included in OFAC's Specially Designated Nationals List.

2.   Please discuss the materiality of your business activities in, and other contacts with, Iran and Syria, described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of Iran and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you may know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran or Syria, including any potential adverse impact on your reputation or share value as a result of any sales to Iranian purchasers having close connections with entities that are included in OFAC's Specially Designated Nationals List.

Exhibit 13

Management's Discussion and Analysis, page 18

3.   On pages 19 and 21 you refer to rising input and commodity costs that unfavorably impacted gross margin and operating income, and related pricing actions to offset some of these increases. In a February 3, 2011 article in The Wall Street Journal you indicate that prices of certain goods have increased considerably over the past two years, and on slide 27 of your fourth quarter earnings conference call you indicate that there will be a significant increase in material costs in 2011. Please explain to us how you have considered the guidance in Item 303(a)(3)(ii) of Regulation S-K, instructions two and three of the Instructions to Paragraph 303(a), Sections III.B and IV of FR-36, and Section III.B.3 of FR-72, relating to the need to discuss and analyze (i) the potential impact to 2011 costs of goods sold from this cost inflation and (ii) your pricing actions and the extent to which they will cover the increase in costs.

Note 12: Income Taxes, page 53

4.   We note on page 19 that you repatriated $108.5 in cash from foreign subsidiaries in the fourth quarter of 2010. This amount appears incremental to the $194.2 utilized temporarily from foreign subsidiaries, as disclosed on page 26. Please clarify for us (i) the reason you repatriated the $108.5 million, (ii) the foreign subsidiaries from which it was repatriated, (iii) whether the amounts were repatriated from 2010 earnings or unremitted earnings that were deemed permanently invested abroad as of November 30,

2009, and (iv) the reason why you have not had a change in assertion related to undistributed earnings existing as of November 30, 2009 for any of your foreign subsidiaries.

Note 16: Business Segments, page 55

5.   We note that you sell products under a variety of brands, including McCormick, Lawry's, Zatarain's, Simply Asia, Thai Kitchen, Old Bay, El Guapo, Ducros, Schwartz, Vahine, Silvo, Club House, Billy Bee and Aeroplane and that the McCormick brand includes the herbs and spices, seasoning mixes, extracts and food colors, grill mates, and seafood groups of products. Based upon slides five and 12 of your fourth quarter earnings conference call, it appears that you may track revenue for some of these brands (i.e., extracts, dry seasoning mixes, Lawry's, Zatarains, and grill mates). We note from your website that you refer to a number of these brands as business units, which also may be an indication that you track revenue by brand. Finally, we note you appear to have removed the language in your 2010 Form 10-K that indicated it is impractical to segregate and identify revenue for individual product lines, as discussed in your response letter dated June 5, 2007. In light of the above observations, please update us on your consideration of the requirement in ASC 280-10-50-40 to provide revenue information for your product brands or other groupings
.

6.   We note your disclosure that you operate in two business segments, consumer and industrial. We also note that your executive officers include President - U.S. Industrial Group, President - North American Consumer Foods, and President - International Business. These three positions, based upon their underlying responsibilities, appear similar to the segment manager position described in ASC 280-10-50-7, and, consequently, an indication that you may operate in three segments. Please clarify for us how you determined that you have two operating segments and the reason why you do not operate in three segments where each of these positions is a segment manager, as provided by ASC 280-10-50-1 to 50-9.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Fay at (202) 551-3812 or me at (202) 551-3299 if you have questions regarding the comments.

Sincerely,

Mark Shannon
Branch Chief